UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 23, 2026

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re: EDENOR – Material Fact
Proposed Acquisition of Metrogas S.A.

Dear Sirs:

We Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) have decided to participate in the competitive sale process conducted by YPF S.A. to sell its share participation in Metrogas SA, the main gas distribution company in Argentina.

On July 23, 2026, Edenor jointly with Andina PLC, submitted a binding offer to YPF SA to acquire a portion of shares of Metrogas, representing 70% of its share capital and voting rights, and a portion of shares of MetroEnergia SA, a Metrogas’s subsidiary, representing 5% of the share capital and voting rights.

There can be no assurance that the Company’s offer will be accepted, the transaction will be consummated on the terms described herein, on the anticipated timeline, or at all.

If Edenor is elected and the transaction is consummated, the acquisition is expected to complement Edenor’s existing operations, diversify its business into the natural gas distribution sector, and generate synergies across its regulated utility operations in Argentina.

Sincerely,

Lucila Ayelén Ramallo

Market Relations Officer

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5507 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: July 23, 2026